REDFLEX
HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566

[redacted]

RECEIVED

2008 JAN 23 A 11:59

08000351

18 January 2008

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

1/23

File No: 82-34862

Redflex Executes Two Photo Enforcement Contracts

18 January 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the Illinois cities of Geneva and Carol Stream.

Geneva, IL.
Located in Kane County, this Chicago suburb has an approximate population of 24,000.

The initial scope of the program includes photo enforcement at up to 24 designated locations with a term of five years, plus two 2-year automatic renewals.

Carol Stream, IL
Located in DuPage County, the city has a population in excess of 40,000.

The scope of the program includes up to 20 red-light enforcement locations, with a term of five years, plus two 2-year automatic renewals.

"In executing these new contracts, we have built an Illinois portfolio including in excess of 20 municipalities in a short period of time. This is an amazing accomplishment considering that as of late 2006 only the City of Chicago was permitted to implement a red-light camera program. This rapid expansion is predicated on our proven abilities to successfully (1) support broader enabling state legislation, (2) develop and execute a focused regional strategy, and (3) with Chicago as our flagship program, maintain the largest and most prominent program in both the State of Illinois and the USA" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 180 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robin Debernardi
Date of last notice	19 December 2007
Date of this notice	27 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	20 December 2007
No. of securities held prior to change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,749,342 Ordinary Shares (RDF)
Class	Fully paid Ordinary Shares
Number acquired	Nil
Number disposed	16,697
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.38 to $3.39 each
No. of securities held after change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,732,645 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No: 82-34862

Cessation of Performance Rights

21 December 2007

Consistent with the terms of the Company's Long Term Incentive Plan, 7,121 Performance Rights that were issued on 25 October have ceased due to the resignation of an employee.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Two New Photo Enforcement Contracts and Renewal/Expansion of One Combination Speed and Red-Light Enforcement Contract

21 December 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new photo enforcement contracts with the cities of Rancho Cucamonga, CA, Citrus Heights, CA, and a contract renewal/program expansion speed and red-light enforcement contract with Toledo, OH.

Rancho Cucamonga, California
Located in San Bernardino County, this Inland Empire city has a population in excess of 180,000. The initial scope of the program includes photo enforcement at 4 designated locations with a term of two years, plus three 1-year automatic renewals.

This contract was previously maintained by a Redflex competitor and was awarded to Redflex as a result of a competitive tender process.

"Anytime you are selected by a knowledgeable city and an experienced end-user resulting from a highly competitive tender, it is a great validation and endorsement of the Redflex solution and service offerings. We are looking forward to working with this city and building a world-class program from the foundation they have already developed" said Karen Finley, CEO RTSI.

Citrus Heights, California
Located in Sacramento County, the city has a population in excess of 85,000. The scope of the program includes up to 20 red-light enforcement locations, with a term of five years, plus two 2-year automatic renewals.

This contract was awarded to Redflex as a result of a competitive tender process.

Toledo, Ohio
Located in Lucas County, the City has a population in excess of 300,000.

The renewal contract provides the means to increase the program's scope to a total of 48 enforcement systems. Specifics include an increased scope of red-light enforcement systems from 19 to 33, an increased scope of fixed speed and red-light combination systems from 7 to 14 and a 300% increase in the deployment schedule of the mobile speed enforcement unit. The new term of the contract is for five years, plus two 2-year automatic renewals.

"We have been working with the City of Toledo since the inception of photo enforcement in the State of Ohio. Based on the success of our long-standing partnership, we are very pleased with this highly advantageous outcome in being able to support the city with the expansion of speed and red-light enforcement services for many years to come" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 185 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Appendix 3Y

RECEIVED
2007 JAN 23 A 4:02

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	8 November 2007
Date of this notice	19 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	13 to 18 December 2007
No. of securities held prior to change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,793,553 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	Nil
Number disposed	44,211
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.38 to $3.40 each
No. of securities held after change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,749,342 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Executes Four Photo Enforcement Contracts

12 December 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of four photo enforcement contracts with the cities of Mount Carmel, TN; Gurnee and Palos Heights, IL; and Festus, MO.

Mount Carmel, Tennessee
Mount Carmel, located in Hawkins County adjacent to our program in Kingsport, is part of the Tri-Cities metropolitan area of Tennessee. The scope of the program includes photo enforcement at up to 10 fixed speed site locations with a term of five years, plus two 2-year automatic renewals.

This contract was awarded to Redflex as a result of a competitive tender process.

"We are pleased to be increasing our speed enforcement footprint across the State of Tennessee. With our increased strategic focus on developing the speed enforcement market, and working with cities like Mount Carmel and Selmer helps amplify the market's awareness of the benefits of speed enforcement across the region" said Karen Finley, CEO RTSI.

Gurnee, Illinois
Gurnee has a population in excess of 30,000 and is located in Lake County. The scope of the program includes up to 14 red-light enforcement systems, with a term of three years, plus three 3-year automatic renewals.

This contract was awarded to Redflex as a result of a competitive tender process.

Palos Heights, Illinois
Palos Heights is a suburb of Chicago located in Cook County. The scope of the program includes red-light enforcement at up to 10 intersections, with a term of five years, plus two 2-year automatic renewals.

Festus, Missouri
Located in Jefferson County, this city is a suburb of Saint Louis. The scope of the program includes up to 10 red-light enforcement systems, with a term of five years, plus two 2-year automatic renewals.

This contract was awarded to Redflex as a result of a competitive tender process

Redflex Traffic Systems Inc has contracts with more than 180 US cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

Date lodged with ASX

29 November 2007

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.6515 each**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 20,000 RDFAS unlisted employee options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 November 2007**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
90,260,489	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		135,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,711,747	**Performance Rights** Performance period 1 July 2006 to 1 October 2008 (499,755) Performance period 3 years to 1 October 2009 (695,674) Performance period 3 years to 1 October 2010 (516,318)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KAREN FINLEY
Date of last notice	16 November 2007
Date of this notice	29 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 November 2007
No. of securities held prior to change	156,412 Shares 135,000 RDFAS Unlisted Options 244,923 Performance Rights
Class	Ordinary Shares
Number acquired	nil
Number disposed	33,430
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Ave $3.34
No. of securities held after change	122,982 Shares 135,000 RDFAS Unlisted Options 244,923 Performance Rights
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Executes Three Photo Enforcement Contracts

20 November 2007

Redflex Traffic Systems Inc (RTSI), a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of three photo enforcement contracts with the Cities of Hayward, California; San Carlos, California and Stickney, Illinois.

Hayward, California
Situated in the heart of the San Francisco Bay area, the City of Hayward has a population in excess of 140,000 and is located in Alameda County. This contract was awarded to Redflex as a result of a competitive tender process.

The scope of the program includes red-light enforcement at up to 15 intersections, with a term of five years, plus two 2-year automatic renewals.

San Carlos, California
The City of San Carlos is located in San Mateo County with a population in excess of 25,000. This contract was awarded to Redflex as a result of a competitive tender process.

The scope of the program includes red-light enforcement at up to 5 intersections, with a term of three years, plus three 2-year automatic renewals.

Stickney, Illinois
The City of Stickney is a suburb of Chicago located in Cook County.

The scope of the program includes red-light enforcement at up to 5 intersections, with a term of five years, plus two 2-year automatic renewals.

"I am pleased that we are executing on our disciplined market development plan and are making informed decisions to pursue a balanced book of business between pioneering new markets and increasing market share in more mature regions. Securing competitive tender awards, resulting in new contract signings is helping Redflex maintain and even accelerate market development in legislatively secure states such as California and Illinois; ultimately minimising our risk exposure while sustaining healthy growth" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc. has contracts with more than 180 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex consistently leads the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Annual General Meeting Results

16 November 2007

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution, as set out below:

Resolution 1 – Re-election of Mr Christopher Cooper as a Director
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies were:

In Favour	20,473,376
Against	4,922,080
Abstention	22,146
Proxy's discretion	19,191,212

Resolution 2 – Re-election of Mr Robin Debernardi as a Director
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies were:

In Favour	25,222,118
Against	60,141
Abstention	22,146
Proxy's discretion	19,304,409

Resolution 3 – Re-election of Ms Karen Finley as a Director
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies were:

In Favour	25,246,766
Against	35,393
Abstention	22,146
Proxy's discretion	19,304,509

Resolution 4 – Re-election of Mr Roger Sawley as a Director
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies were:

In Favour	25,247,779
Against	34,380
Abstention	22,146
Proxy's discretion	19,304,509

Resolution 5 – Remuneration Report
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies were:

In Favour	24,897,188
Against	266,173
Abstention	120,345
Proxy's discretion	19,325,108

Resolution 6 – Approval of Securities to Mr Graham Davie, CEO
The motion was carried on a show of hands as an ordinary resolution.

Pursuant to this shareholder approval 54,083 Performance Rights were issued to Mr Davie today and accordingly an Appendix 3B and Change of Director's Interest Notice are attached.

The instructions given to validly appointed proxies were:

In Favour	23,360,768
Against	493,848
Abstention	12,384
Proxy's discretion	19,282,608

Resolution 7 – Approval of Securities to Ms Karen Finley, CEO Redflex Traffic Systems Inc
The motion was carried on a show of hands as an ordinary resolution.

Pursuant to this shareholder approval 60,745 Performance Rights were issued to Ms Finley today and accordingly an Appendix 3B and Change of Director's Interest Notice are attached.

The instructions given to validly appointed proxies were:

In Favour	24,683,577
Against	449,524
Abstention	36,026
Proxy's discretion	19,283,275

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

Date lodged with ASX

16 November 2007

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Unlisted Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**114,828 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Following shareholder approval obtained at the Company's 2007 AGM, Mr Graham Davie, Chief Executive Officer, was issued with 54,083 Performance Rights and Ms Karen Finley, Chief Executive Officer of Redflex Traffic Systems Inc was issued with 60,745 Performance Rights.** **The performance period applying to these Performance Rights is 3 years to 1 October 2010.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued pursuant to the Company's Long Term Incentive Plan for Executives**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**16 November 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**90,240,489**	**Ordinary Shares (RDF)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		155,000	**Options expiring 30 September 2008,** exercise price at date of issue \$0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 (\$2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,711,747	**Performance Rights** Performance period 1 July 2006 to 1 October 2008 (499,755) Performance period 3 years to 1 October 2009 (695,674) Performance period 3 years to 1 October 2010 (516,318)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**GRAHAM DAVIE**
Date of last notice	8 November 2007
Date of this notice	16 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	16 November 2007
No. of securities held prior to change	As the registered holder 1,339,907 Ordinary Shares 149,169 Performance Rights As not the registered holder 119,299 Ordinary Shares
Class	Performance Rights with performance period of 3 years to 1 October 2010
Number acquired	54,083
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	As the registered holder 1,339,907 Ordinary Shares 203,252 Performance Rights As not the registered holder 119,299 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Performance Rights approved by shareholders at the Company's 2007 AGM.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KAREN FINLEY
Date of last notice	15 October 2007
Date of this notice	16 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 November 2007
No. of securities held prior to change	156,412 Shares 135,000 RDFAS Unlisted Options 184,178 Performance Rights
Class	Performance Rights with performance period of 3 years to 1 October 2010.
Number acquired	60,745
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	156,412 Shares 135,000 RDFAS Unlisted Options 244,923 Performance Rights
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Performance Rights approved by shareholders at the Company's 2007 AGM.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AGM 2007

16 November 2007

Redflex Holdings Limited is pleased to release the Chairman's Address, the Chief Executive Officer's Address and Presentations that will be made at the Annual General Meeting today.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

REDFLEX
HOLDINGS
ACN: 069 306 216
31 Market Street, South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1715
Web: www.redflex.com.au

Annual General Meeting 2007

Chairman's Address

On behalf of Redflex Holdings Limited I welcome you to the 2007 Annual General Meeting. I take this opportunity to thank you all for your ongoing interest in and support for our enterprise. Pleasingly, I am able to report to you that our business is progressing well. By any measure the last 12 months have been highly successful and the prospects for the future generally appear to be highly encouraging. I can assure you that all within the Company are very conscious of the great opportunity in front of us and that we will continue to work long and hard to develop it. We are simultaneously conscious of a number of challenges confronting us and we will similarly use our collective best endeavours to overcome them.

Numerous corporate highlights have occurred during the last 12 months. In the interests of brevity I will mention but a few:

Nearly 12 months ago we achieved the sale of the Communications Division as an ongoing entity, thereby preserving intellectual property, goodwill and, most importantly, the employment of the staff who had served Redflex previously. The sale process provided for extended payment terms and I am pleased to advise that approximately six weeks ago the final monies due in relation to the sale were received by us thereby finalising the transaction.

Early this calendar year we welcomed two new Directors onto the Board, being Karen Finley and Roger Sawley. Karen has been a senior member of management for 8 years and for the last two years has headed up our American operations. With the assistance of a loyal, hard-working team around her she has done a wonderful job in growing the organisation. Her contribution to the Company, both as an employee and more recently as a Board member has been enormous. Roger Sawley was invited onto the Board in a non-executive capacity. Roger was born and bred in Australia but for many years has resided in the United States. He has extensive experience both in engineering and the investment industry and his insightful and enthusiastic contribution to the Board since his appointment has been very valuable to us. Both Karen and Roger will be addressing you in person a little later.

As had been previously envisaged, the 2006-2007 financial year saw Redflex evolve to a position whereby its Australian tax losses were completely soaked up by its recent profitability. That being the case, tax liabilities arose with the positive flip-side of that situation being that franking credits were generated for the benefit of our shareholders. In that context, a maiden dividend of 3.5 cents per share (fully franked) was declared in relation to the 2006-2007 financial year – which dividend was paid to shareholders two weeks ago on the 2 November. Given the Company's significant capital needs, the dividend was paid in conjunction with a Dividend Reinvestment Plan which, we are delighted to advise, was enthusiastically supported by the Company's shareholders with approximately 55% of the dividends paid being issued in the form of new shares at a $2.685 issue price. It is worth noting that it is the Board's current intention that future dividends will, for the time being at least, be paid only once per year almost certainly at a similar time to the 2007 dividend. It is

also likely that the Dividend Reinvestment Plan will be kept in place for the time being, given that envisaged corporate growth is such that significant capital retention is likely to be desirable for the foreseeable future.

Traditional financial yardsticks for the 2006-2007 financial year generally indicate that the Company is very much moving in the right direction. More specifically, the continuing operation (ie with figures relating to the Communications Division being omitted) indicate that year on year, annual revenue increased by 29%, earnings before interest, taxation, depreciation and amortisation (EBITDA) increased by 51%, net profit before tax (NPBT) increased by 102% and net profit after tax (NPAT) increased by 83%. The EBITDA figure is of particular relevance in that it generally indicates the amount of internally generated free cash flow, which cash is able to be used to finance our ongoing capital spending. Pleasingly, the EBITDA generated in the 2006-2007 financial year was almost sufficient to cover the cost of capital expenditure incurred by the Company. Ongoing growth in our EBITDA is such that for the foreseeable future it would appear likely that the vast majority of our capital expenditure will be fundable organically. Banking facilities are available to make up any foreseeable shortfalls.

Our ongoing corporate growth and maturity is such that your Board now believes that it can prudently give some guidance to future performance in the short term at least. In that context, we are pleased to advise that we envisage that the net operating profit before tax (NPBT) for the current financial year ending 30 June 2008 is expected to be approximately A$15 million, which, if achieved, would constitute an increase on the 2006-2007 financial year of 35%. In this context, it should be noted that approximately 80% of Redflex commercial activities are USA based and further noted that in the last 12 months there has been a decline in the AU / US dollar exchange rate of approximately 17%.

The USA Traffic Division, under the leadership of Karen Finley, continues to constitute the Company's core business. During the 2006-2007 year the installed camera base in the USA grew by 210 installations from 667 to 877. Our installation rate continues to grow strongly and in this regard it is noted that approximately three weeks ago our 1000th installation within the United States was activated. During the current financial year it is envisaged that the installed base will grow by more than 360 installations. Clearly this can only have positive influences on corporate revenue, cash flow, and profitability.

In addition to the USA operation, we have an Australian Division which has also performed admirably. As well as acting as a supplier to the USA Traffic Operation, our Australian Division conducts a highly successful business in its own right, providing hardware and software throughout Australia, Europe, Asia, South Africa, New Zealand and the Middle East. This Division continues to grow very strongly and throughout the world has a number of highly attractive future prospects which have been pursued vigorously. The Australian Operation contributes greatly to overall corporate profitability and is well positioned to become even more significant in the future.

The Redflex team members derive great satisfaction from the Company's commercial successes. At the same time however, they derive similar satisfaction from knowing that they are delivering products that have a powerful, positive social effect. Australia has led the world in the last 30 years in road safety initiatives. Redflex is the only Australian-based manufacturer in its field and, as such, has played a leading role in the area both nationally and globally. The savings of human life, suffering, and financial cost which have been achieved by this road safety revolution are immeasurably vast. To be so heavily involved is something of which we can all be justly proud. Much has been achieved but much more

remains to be achieved. You may rest assured that your Board and staff will remain unstinting in their efforts to convert potential achievements into commercial realities.

Finally, I take this opportunity to record our sincere thanks for the loyalty and hard work of the Company's employees scattered across the planet. Together they have done a fine job and we are confident that they will continue to do so. We greatly appreciate their efforts.

Chris Cooper
Chairman

REDFLEX
HOLDINGS

ACN: 069 306 216

31 Market Street, South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1715
Web: www.redflex.com.au

Annual General Meeting 2007

CEO's Address

Ladies and Gentlemen,

I want to touch on the financial performance of your Company and the performance of our Australian operations before handing over to Karen to update you on our American operations.

Highlights

The 2006/2007 financial year has been a record year with growth shown in all key measures of financial performance.

Financial Analysis

The financial results presented here relate to continuing operations, and exclude the divested Communications business.

Revenue for the financial year increased to $70 million, up 29% from the prior years $54.1 million.

Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) increased 51% to $25.7 million, from $17.0 million in the previous year. EBITDA is our internal measure of the cash generation capability of the business.

Our Net Profit Before Tax increased 102% to $11.1 million from $5.5 million in the previous year, and this flowed through to the after tax result of $7.5 million, up 83% on the $4.1 million of the previous year.

Overall a very pleasing set of numbers for the financial year.

We have very strong cash flows from our operations. For the 2006/2007 financial year, our cash flow from operations was $25.6 million, which correlated well with EBITDA of $25.7 million.

The strong cash flows generated from operations have been primarily reinvested in capital expenditure on camera systems in the USA. With the rate of growth being experienced and the requirement to roll out additional cameras, our capital investment for the year was $30.7 million.

Our banking relationship with Harris Bank, part of the Bank of Montreal (BMO) is in very good shape and we appreciate the support that has been shown by the bank. Our facility has recently been increased from US$19 million to US$25million, and we are confident that additional funds will be available to meet future requirements. The rate of growth in camera

installations means that cash from operations is expected to lag behind the capital requirements for new cameras and some additional borrowing will be required to sustain the growth rates we are now expecting.

At 30 June 2007 we had cash and equivalents in hand of $10.2 million. At the same time our debt facility with BMO was drawn to US$17.8 million.

Key Measures and Ratios

Some of the key measures for Redflex are shown on the next slide.

Basic Earnings per Share was 8.44 cents per share, up 79%.

Dividend per share was 3.5 cents fully franked. We were pleased with the 55% take-up of the Dividend Reinvestment Plan.

Net tangible Asset backing per share is 66.2 cents.

Our interest bearing debt to equity ratio is 33%.

Our working capital ratio is a very healthy 2.5

We have shown a return on equity for the 2007 financial year of 11.3%

Effect of Exchanges Rates

In the current climate, it is worth a brief comment on the effects of exchange rates. We have seen a significant rise of the A$ against the US$ over the past year.

This does not significantly affect our operations in the US on a stand-alone basis. The US business has revenues, the majority of costs, borrowings and interest all in US$, and consequently has little exposure to exchange rate movements. However, when the US$ results are converted to A$ for reporting purposes, revenues and profits as reported in Australian dollars are reduced. This is a translational impact rather than a transactional effect, and we do not attempt to hedge these translational effects.

Australian Operations

It has been another strong year for the Australian Traffic business, which provides photo enforcement products and services for the Australian market and to the rest of the world. Significant orders have been won, critical projects have been delivered and important milestones have been achieved.

South Australia

Redflex was awarded the contract to supply Red-light/Speed Cameras to South Australia and the associated back-office ticket processing system. This was a new State for Redflex and an important win for the Company. The project has been successfully completed and we have subsequently received orders for additional cameras to be installed throughout the State.

New South Wales

Redflex continues to work closely with the Roads and Traffic Authority of NSW. Redflex installed next generation Bus Lane Enforcement Cameras throughout the Sydney Central Business District. The systems are small and unobtrusive and blend in with the city streetscape. Redflex was also contracted to install 21 School Zone Speed Cameras. This was the first stage of the Roads and Traffic Authority 2007 School Zone Safety Program to protect high risk schools throughout the State. Redflex subsequently received a second stage order for a further 7 School Zone Speed Cameras. The team was also contracted to install speed cameras in the Lane Cove tunnel and 6 next generation Toll Enforcement Cameras for the Sydney Harbour Tunnel.

Also in New South Wales, Redflex was awarded the contract for the Target Vehicle Surveillance System for the enforcement of border crossings with Queensland to prevent the introduction of cattle ticks. There are seven border crossings between Queensland and NSW in the tick affected area. These crossings require monitoring of all vehicles, heading in a southbound direction, to identify "vehicles of interest". Investigation is then initiated of vehicles suspected of transporting livestock in possible contravention of the NSW Stock Diseases Act.

Victoria

In Victoria, a significant technical milestone was achieved with the go-live of the Point-to-Point system on the Hume Freeway. These cameras use optical character recognition to record the number plate of a vehicle as it passes the first camera, which is then compared with an image of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit is then prosecutable. The system is the longest average speed enforcement system in the world and is very successful at enforcing long distance speeding. Redflex's system is world-leading technology and a significant achievement by the Company. Also in Victoria, the first and second stages of the new order for Red-light/Speed cameras are operational.

Western Australia

The Redflex Traffic Systems Back Office Image and Infringement Processing System (IIPS), has been operational in Western Australia since the beginning of the year. The IIPS system is Redflex's state-of-the-art ticket processing software. It issues tickets for speeding, red light running and on-the-spot fines detected throughout the State.

Qatar

Overseas, Redflex achieved a significant milestone with a large order for 86 camera systems for Qatar. The systems are to be installed at key intersections in the capital Doha. Already, another order has been received for an additional 2 camera systems, with further expansions in the program possible. Redflex is very pleased to be working closely with Qatar on its world-leading traffic safety camera program.

Manufacturing

Redflex manufacturing in Australia has continued to grow to meet the increased installation rate of our United States operation and the growth in our world-wide markets.

Technologies and Product Development

We have always recognised the need to stay at the forefront of our industry by ensuring that we have leading edge technologies that keep us ahead of our competitors. To achieve this

we need to continually refresh and update our current technologies and develop new technologies.

In the past our main R&D facilities were in Australia, but we have been ramping up our US based R&D operation to enable R&D to be undertaken group wide. In support of this we have established a group R&D steering committee to ensure that R&D is focussed, market-driven and coordinated.

We continue to enhance technologies in our camera systems, vehicle detection sensors, and back office systems and look at new opportunities within the broad focus of traffic photo enforcement.

As an example of our Research and Development, Redflex collaboration in an extensive trial of Railway Crossing Enforcement Cameras in Victoria has spearheaded their installation at dangerous rail crossings in Western Australia and at rail crossings at the Victorian docks. Redflex has now installed the first Railway Crossing Enforcement Camera in the USA, with an order for Grand Prairie, Texas.

Outlook

A few comments on the outlook for the group for the year ahead:

We have budgeted for substantial growth in the 2008 financial year. This should reflect in increased revenues and profits. Chris has indicated our guidance of net operating profit before tax of $15 million for the year.

We indicated at the beginning of the year that we expected to install well in excess of 300 cameras for the year – up on the 235 installed for all of the 2007 financial year. We have upgraded our expectation and now report that we expect to install over 360 cameras for the 2008 financial year, more than a 50% increase over last year's installation rate. From our base of 877 installed at the end of the 2007 financial year, that will represent an increase of more than 40% in our installed base of cameras.

Our cash generated from operations is expected to keep growing as new revenue generating cameras come on stream progressively, and the majority of that cash will be used to fund further capital investment in new camera systems in our outsourced business in the USA. However, at the rates of growth we are seeing emerging, we expect that the cash from operations will need to be supplemented by further borrowings to fund capital expenditure. We have increased our bank facility to accommodate this and expect that we may need to increase our facilities further to ensure that growth will never be constrained by available funds.

The number of contracts in the USA will continue to grow as the market builds out – over the past three years we have signed 10, 26 and 59 new contracts, more than doubling for each year. Year to date we have announced 39 contracts – a good start to what we expect to be another record year of growth.

There are a number of key prospects for the Australian business, and opportunities to expand our presence with existing customers that we will pursue, and we expect this to give rise to a good result for the year. The international opportunities are expected to increase, and we will be ready to capitalise on them.

We will continue to invest in R&D to ensure that we are the leader in photo enforcement, and we expect to spend on R&D at the rate of around 4 - 4.5% of revenues.

Thanks

Let me once again thank all those who have contributed to our success. Firstly, to staff who have shown great loyalty and commitment. Secondly, especially today, to you our shareholders, who through your investment have demonstrated support for and commitment to the Company. And also to the board, our customers and suppliers, our advisers, financiers, and industry analysts, who have all contributed to the success of the Company.

Graham Davie
Chief Executive Officer

REDFLEX HOLDINGS LIMITED

ANNUAL GENERAL MEETING 2007



MAKING A **SAFER** WORLD

Redflex Group



Chris Cooper

Chairman

Redflex Holdings Limited

REDFLEX GROUP


REDFLEX
Creating safer communities.

Redflex Group



Graham Davie

CEO

Redflex Holdings Limited

REDFLEX GROUP

Group Financial Performance Highlights

- **Revenue**
  - Up 29% to $70.0 million from $54.1 million



- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - Up 51% to $25.7 million from $17.0 million



- **Net Profit Before Tax (NPBT)**
  - Up 102% to $11.1 million from $5.5 million



- **Net Profit After Tax (NPAT)**
  - Up 83% to $7.5 million from $4.1 million



  - **Note: Continuing Operations only**

Cash Position Highlights

- **CAPX (PPE) of $30.7 million compared to:**
  - EBITDA of $25.7 million
  - Cash flow from operations of $25.6 million
- **Harris Bank facility increased to US$25 million**
  - Increased from US$19 million
  - drawn to US$17.8 million (at 30 June 2007)
- **Cash and equivalents at 30 June 2007 of $10.2 million**
- **Planned growth expected to be fundable from existing facilities and cash generated**

Key Measures & Ratios

- **Basic Earnings per Share**
  - 8.44 cents
  - Up 79% from 4.71 cents in FY 06
- **Dividend per share**
  - 3.5 cents fully franked
  - Inaugural dividend
- **Net Tangible Assets Per Share**
  - 66.2 cents
- **Interest Bearing Debt/Equity Ratio of 33%**
- **Working Capital Ratio of 2.5**
- **Return on Equity of 11.3%**

Note: Continuing Operations only

Australian based Global Operations

- Record revenue and profit
- Rail Crossing Enforcement Cameras implemented in Victoria, Western Australia and the USA
- Sales to all states in Australia
- Major new contract with Qatar
- Activation of Point-to-point speed systems on Hume Highway, Victoria
- Continued technology and product development
- Manufacture & delivery for USA, Australian and International business





Australia - Key Sales

- **South Australia**
  - Red light/speed fixed cameras
  - Back office processing system
  - Additional orders received
- **New South Wales**
  - Bus Lane Enforcement cameras
  - School Speed Zone cameras + follow on order
  - Speed Cameras in Lane Cove Tunnel
  - Toll Enforcement Cameras for Sydney Harbour Tunnel
  - Target Vehicle Surveillance System for border crossings
- **Victoria**
  - Point-to-point went live on Hume Highway
  - Red light/speed camera installation finalised

Australia – Key Sales

- **Western Australia**
  - New back Office Image and Infringement Processing System went live
  - Railway crossing system order
- **Qatar**
  - Initial order for 86 camera systems
  - Follow-on order received
  - Potential for further expansion
  - Largest single order for camera systems




REDFLEX
Another year of
world first innovations.

New Product Development

- **Digital camera systems**
  - Continued enhancement of performance
- **Vehicle Detection technologies**
  - Further development and integration of third party technologies
  - Complete range of field detection sensors to meet all requirements.
- **Back Office Processing systems**
  - World leading performance
- **Railway Crossing enforcement**
  - Developed in Australia
  - Installed in Victoria, Western Australia an the USA
- **Expenditure on R&D currently is at approximately 4% of revenues**

Outlook

- **Substantial growth budgeted for 2008 financial year**
  - Net operating profit before tax of $15 million projected for FY08
- **Expect to install over 360 new camera systems**
  - Greater than 50% increase in rate of new installs
  - Greater than 40% increase in installed base
- **Strong cash flow and debt facilities underpin growth**
  - Some further debt to fund additional CAPX
- **Rate of sales indicates strongly accelerating market**
- **Continued investment in technology and product development**
  - Strong and growing intellectual property and product portfolio in target markets.


REDFLEX
Building a global business.

REDFLEX Annual General Meeting November 16, 2007



Ms. Karen Finley

Chief Executive Officer

United States

REDFLEX GROUP

REDFLEX provides industry leadership and growth

- **New States:**
  - Financial Year 2007: 3 New States to 18 total: Louisiana, Massachusetts, Missouri
  - Financial Year 2008: 2 New States to 20 total: Mississippi, Nevada
- **New Contracts:**
  - Financial Year 2007: 59 New contracts
  - Additions of note:
    - Mountains Recreation Conservancy Authority (MRCA) REDFLEXstop
      - » First stopsign enforcement contract Los Angeles County Parks, CA
    - 18 Texas, 13 California, 8 Illinois contracts, 2 Arizona
  - Financial Year 2008 to date: 39 New contracts to 179 total.
    - Additions of note:
      - Department of Public Safety (DPS) Arizona Statewide REDFLEXspeed mobile contract
      - 12 Texas, 5 California, 6 Illinois, 4 Arizona

Redflex Installed System Base

- **Growth History and Projections (P=projection)**


1400
1200
1000
800
600
400
200
0
135
213
301
399
463
538
667
760
877
1080
1237
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec 07 P
Jun 08 P

US States with Redflex Programs


MONTANA
NORTH DAKOTA
MAINE
MICHIGAN
IDAHO
VT
NH
NEW YORK
MA
WYOMING
CONN
MICHIGAN
PENNSYLVANIA
NEBRASKA
UTAH
NEW JERSEY
DELAWARE
MARYLAND
DC
INDIANA
WEST VIRGINIA
VIRGINIA
KANSAS
KENTUCKY
OKLAHOMA
ARKANSAS
SOUTH CAROLINA
ALABAMA
FLORIDA
ALASKA
HAWAII

US Legislative and Legal Updates

- **Legislative/Legal Update by state:**
  - TX: Red Light SB1119 provides for allocation of funds to trauma centers
    - Speed ban passed in TX May 2007
  - NC: Efforts underway to reactivate 18 systems in Union County.
  - Iowa: Legislative session resumes January 2008, efforts to pass enabling legislation will be reintroduced. 17 systems.
  - Enabling Legislation pending in FL and NJ
  - Minnesota Supreme Court Upheld lower court ruling: citing the need for uniformity in ticketing owners versus drivers. REDFLEX continues to work on behalf of the city of Minneapolis to frame legislation that settles the matter: 16 systems.
  - Ohio Supreme Court hearing on September 18, 2007. Ruling on home rule issue expected within the next few months.

US Market Share: Systems, States, Contracts


Other
Lasercraft
Nestor
Redflex
ACS

- **Based on contracts and camera systems**

Market Potential

Red light potential:

- **With nearly 1,000 deaths in the U. S. a result of red light running, much has yet to be done to solve the problem. It is estimated that the market potential is over 25,000 systems with less than 10% photo enforced today.**
  - REDFLEX continues to expand the technology to other applications including Rail Crossing and Stop sign enforcement

Speed potential:

- **With over 13,000 deaths annually, and fewer than 100 dedicated speed systems in place today this new market represents significant upside.**
  - In speed enabled states REDFLEXred and speed combo systems are being offered in addition to the proven technologies of REDFLEXspeed fixed and mobile.
  - Currently Redflex has approximately 50% of this dedicated speed market

REDFLEXspeed

- **REDFLEX awarded Arizona statewide mobile enforcement contract in a highly competitive bid.**


HIGHWAY PATROL

REDFLEXspeed mobile



REDFLEXspeed fixed



Industry Leadership

- **As the leader in the industry, REDFLEX Traffic Systems drives new product entries:**
  - REDFLEXrail introduced May 2007
  - REDFLEXstop introduced June 2007

REDFLEXrail inaugural intersection


721

Union Pacific industry leadership

“Union Pacific commends the City of Grand Prairie for teaming up with the railroad and Redflex to introduce photo enforcement technology to help keep motorists and our train crews safe at railroad crossings," said Lance Fritz, regional vice president of Union Pacific. "We encourage cities across the state and across the country to follow the great example of Grand Prairie, and we look forward to working with other communities to help keep people safe.“

The Redflex camera system provides cities a cost-effective and proven way of enforcing railroad crossing laws.

REDFLEXrail introduction in US






FACTS:

- **In 2006, there were 13,046 rail crossing accidents in the US resulting in:**
  - 915 fatalities
  - 8081 injuries
  - 50% of accidents occur at crossings with active warning systems already in place
- **253,000 rail crossings in the US**



Source: Federal Railroad Safety Administration http://safetydata.fra.dot.gov/

Grand Prairie, Texas



GRP 9JE 01

REDFLEXstop: Stop Sign Automated Enforcement



- **REDFLEXstop Background:**
  - 700,000 accidents occur at stop signs
  - One third of these accidents involve injuries
  - Typical collisions are angle crashes
- **REDFLEX launched REDFLEXstop in partnership with the Mountain Recreation Conservancy Administration.**
  - 7 systems implemented throughout
  - LA County park system

Location: Los Angeles County Parks, Franklin Canyon

REDFLEXstop



STOP
5UVY321

Location: Los Angeles County Parks, Topanga Canyon

US Public Outreach Radio

- **Current media execution;**
  - Lafayette, Louisiana
- **Forthcoming programs:**
  - Peoria, Arizona
  - Hayward, CA
  - Albuquerque, NM



US Public Outreach a key constituency builder



[redacted]

REDFLEX Traffic Systems, Inc


REDFLEX


REDFLEXspeed

Thank You


REDFLEX


REDFLEX

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER SAWLEY
Date of last notice	17 October 2007
Date of this notice	12 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 November 2007
No. of securities held prior to change	8,000 in the form of 1,000 American Depository Receipts
Class	Fully paid ordinary shares
Number acquired	8,000 in the form of 1,000 ADRs
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$21.75 for each ADR
No. of securities held after change	24,000 fully paid ordinary shares (3,000 ADRs)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

Date lodged with ASX

8 November 2007

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**642,978**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Dividend Reinvestment Plan Price $2.685108**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan allotment**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**2 November 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**90,240,489**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	**Employee shares fully paid (RDFAI)**
	155,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
	1,059,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
	1,596,919	**Performance Rights** Performance period 1 July 2006 to 1 October 2008 (499,755) Performance period 3 years to 1 October 2009 (695,674) Performance period 3 years to 1 October 2010 (401,490)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing Ordinary Shares**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✔ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	16 October 2007
Date of this notice	8 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	31 October to 2 November 2007
No. of securities held prior to change	As the registered holder 133,417 Ordinary Shares As not the registered holder 915,328 Ordinary Shares
Class	Fully paid Ordinary Shares
Number acquired	64,172
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Allotment of 13,548 at Dividend Reinvestment Plan Price $2.685108, and Acquisition of 50,624 at $2.81
No. of securities held after change	As the registered holder 135,156 Ordinary Shares As not the registered holder 977,761 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan Allotment of 13,548 Acquisition of 50,624

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**GRAHAM DAVIE**
Date of last notice	15 October 2007
Date of this notice	8 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	2 November 2007
No. of securities held prior to change	<u>As the registered holder</u> 1,322,670 Ordinary Shares 149,169 Performance Rights <u>As not the registered holder</u> 117,764 Ordinary Shares
Class	Fully paid Ordinary Shares
Number acquired	18,772
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Dividend Reinvestment Plan price $2.685108
No. of securities held after change	<u>As the registered holder</u> 1,339,907 Ordinary Shares 149,169 Performance Rights <u>As not the registered holder</u> 119,299 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	23 October 2007
Date of this notice	8 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	2 November 2007
No. of securities held prior to change	<u>As the registered holder</u> 35,839 Ordinary Shares (RDF) <u>As not the registered holder</u> 2,757,610 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	36,410
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Dividend Reinvestment Plan Price $2.685108
No. of securities held after change	<u>As the registered holder</u> 36,306 Ordinary Shares (RDF) <u>As not the registered holder</u> 2,793,553 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	8 December 2004
Date of this notice	8 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	2 November 2007
No. of securities held prior to change	As the registered holder 12,358 Ordinary Shares (RDF) As not the registered holder 32,358 Ordinary Shares (RDF)
Class	Fully Paid Ordinary Shares
Number acquired	582
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Dividend Reinvestment Plan Price $2.685108
No. of securities held after change	As the registered holder 12,519 Ordinary Shares (RDF) As not the registered holder 32,779 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Redflex Executes Three Photo Enforcement Contracts and Pioneers its 20th State

8 November 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of photo enforcement contracts with the cities of Beverly Hills, California; Carrolton, Texas and North Las Vegas, Nevada.

Beverly Hills, California
The City of Beverly Hills has a population of 35,000 and is located in the western part of Los Angeles County.

Having used photo enforcement since 1997, Beverly Hills followed a very judicious and in-depth process for vendor evaluation. Using a 100 point system and evaluating on criteria such as project methodology, camera equipment, violation processing system and services, court integration, references, and financial considerations; Redflex achieved 92.5 points and the nearest competitor achieved 74.25 points with the scoring going down from there. Additionally, the City made physical visits to the headquarters and processing centres for each qualified vendor and to various vendor-supported operational programs across the USA.

This contract was awarded to Redflex as a result of the aforementioned highly competitive tender.

The scope of the program includes red-light enforcement at up to twenty enforcement locations, with a maximum full term of five years, commencing with a 12-month verification and validation protocol.

"Participating in a year-long competitive process, intense examination and acute due diligence, we are extremely pleased to be selected to support this marquee program. Aligning with the City's sterling reputation for excellence, the City of Beverly Hills has the standing of being the industry's benchmark against which all other programs are measured. This is truly a superb opportunity for the Redflex team to showcase its capabilities and we are delighted to be the vendor identified as the most qualified to support this great city" said Karen Finley, CEO RTSI.

Carrolton, Texas
The City of Carrolton has a population in excess of 120,000 and is geographically situated in the Dallas/Fort Worth Metroplex in Dallas County. The scope of the program includes red-light enforcement at up to twenty intersections, with a term of five years, plus two 2-year automatic renewals.

North Las Vegas, Nevada
The City of North Las Vegas which has a population of approximately 200,000 and is situated in the Las Vegas metropolitan area, is one of Nevada's fastest growing cities located in Clark County.

The scope of the program includes implementing a pilot program at up to 2 locations for demonstration purposes. The data provided from this demonstration will be utilized in the upcoming Nevada legislative session to establish the feasibility and efficacy of photo enforcement. The term of the contract is through mid-2011. Upon a successful legislative effort, Redflex secures and maintains the exclusive right to execute a comprehensive citywide program with an additional term of five years, plus two 2-year automatic renewals, or potentially through 2018.

"As the industry leader, we are pleased to be working with the City of North Las Vegas supporting their early adoption of photo enforcement. We were selected to collaborate in this process based on our unique documented track record of pioneering inaugural programs and supporting the passage of enabling legislation in numerous states across the union" said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 170 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Installs 1000th Camera in the United States

1 November 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, has announced a major milestone with the installation of its 1000th photo enforcement camera in the United States.

The achievement exceeds company expectations for this stage of FY08, reaffirming Redflex's position as US market leader in photo-based traffic safety solutions.

With 123 photo enforcement cameras in the four months to the end of October, Redflex now expects to install over 360 camera systems in the 2007-2008 financial year.

Chief Executive Officer of Redflex Holdings Limited Graham Davie said: "Redflex continues to make significant inroads into the US traffic camera market, which is experiencing exponential growth. With close to 50% of market share, and approximately twice the size of our next competitor, Redflex is consistently outperforming expectations.

"Our assessment is that the US market could grow to represent a multi-billion dollar industry. We believe that Redflex is in the premier position to capture a significant proportion of that growth.

"With penetration of photo-based traffic safety solutions in the US estimated at currently less than 10% of potential, this indicates strong long term growth prospects for Redflex."

Redflex camera installations in the US have grown consistently from 463 in 2005, to 667 in 2006, and to 877 in 2007.

Redflex's 1000th camera was installed in the city of Chicago, which currently has the largest deployment of red light cameras of any city in the United States, with 110 systems in total.

Redflex Holdings Limited will pay its inaugural dividend of 3.5 cents per share on 2 November 2007. The 2007 Annual General Meeting will be held in Melbourne on Friday, 16 November.

Redflex Traffic Systems Inc
Redflex Traffic Systems Inc now has contracts with more than 170 US cities, and is the largest provider of digital red light and speed enforcement services in North America.

With photo speed programs in 9 states, photo red light programs across 19 states, and contracts with 80 new municipalities in the last 12 months, Redflex consistently leads the market in contract wins, system installations rates, and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END